Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Brian Skanderbeg, P.Geo	Rick Johnson, CPA, CA
Chief Executive Officer	Chief Financial Officer

Date: May 6, 2015

Condensed Consolidated Interim Statements of Financial Position

(In Thousands of Canadian Dollars - Unaudited)

		MARCH 31	DECEMBER 31
		2015	2014
	Note
Assets
Cash and cash equivalents		$15,363	$11,172
Short-term investments	5	1,035	1,177
Accounts receivable		453	3,245
Inventories	6	31,384	20,318
Prepaid expenses and deposits		281	609
Current assets		48,516	36,521

Mineral properties		133,578	128,912
Deposits for reclamation costs	7	2,079	2,079
Non-current assets		135,657	130,991
Total assets		$184,173	$167,512

Liabilities
Accounts payable and accrued liabilities		$19,612	$8,142
Loans and borrowings	8	3,600	3,600
Net royalty obligation	9	881	912
Current liabilities		24,093	12,654

Loans and borrowings	8	17,170	17,981
Net royalty obligation	9	427	654
Decommissioning and reclamation	7	6,928	6,798
Non-current liabilities		24,525	25,433

Shareholders' equity
Share capital		199,567	198,489
Contributed surplus		7,219	7,148
Accumulated deficit		(71,251)	(76,373)
Accumulated other comprehensive income		20	161
Total shareholders' equity		135,555	129,425
Total liabilities and shareholders' equity		$184,173	$167,512

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Brian Booth, P.Geo.	Ronald J. Hicks, CPA, CA
Chair	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income (Loss)

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended
		March 31	March 31
		2015	2014
	Note

Revenue		$26,183	$15,624

Mine Operating:
Production costs		10,730	10,628
Production royalty		964	58
Depreciation and depletion		3,871	5,593
		15,565	16,279
Gross profit (loss)		10,618	(655)

General and administrative		2,901	2,360
Finance expense		2,889	2,155
Finance and other income		(294)	(431)
Loss on sale of assets		-	642
Gain on investments		-	(270)
		5,496	4,456

Net profit (loss)		$5,122	$(5,111)

Net earnings (loss) per share
Basic and diluted
Net proft (loss)	11	$0.03	$(0.03)

Basic		192,928	182,029
Diluted		193,799	182,029

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31
	2015	2014

Net profit (loss)	$5,122	$(5,111)

Other comprehensive income (loss)
Gain on available-for-sale securities transferred to profit	-	(270)
Unrealized gain (loss) on available-for-securities	(141)	957
Other comprehensive income (loss)	(141)	687
Total comprehensive income (loss)	$4,981	$(4,424)

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2015	2014

Share Capital
Balance, beginning of period	$198,489	$195,245
Common shares issued	735	1,501
Transfers from contributed surplus	343	1,743
Balance, end of period	$199,567	$198,489

Contributed Surplus
Balance, beginning of period	$7,148	$8,223
Stock-based compensation	414	215
Transfers to share capital	(343)	(1,743)
Balance, end of period	$7,219	$6,695

Accumulated Deficit
Balance, beginning of period	$(76,373)	$(80,925)
Net profit (loss)	5,122	(5,111)
Balance, end of period	$(71,251)	$(86,036)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$161	$53
Other comprehensive income (loss)	(141)	687
Balance, end of period	$20	$740

Shareholders' equity, end of period	$135,555	$119,888

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended
	March 31	March 31
	2015	2014

Cash flows from operating activities:
Net profit (loss)	$5,122	$(5,111)
Adjustments for non-cash items:
Depreciation and depletion	3,871	5,593
Finance expense	118	921
Finance and other income	(257)	(206)
Loss on sale of assets	-	642
Gain on investments	-	(270)
Stock-based compensation	414	215
	9,268	1,784

Net changes in non-cash operating working capital:
Accounts receivable	2,792	(2,484)
Inventories	(10,355)	(9,930)
Prepaid expenses and deposits	328	73
Accounts payable and accrued liabilities	11,470	9,698
Cash provided by (used in) operating activities	13,503	(859)

Cash flows from investing activities:
Additions to mineral properties	(9,147)	(7,895)
Proceeds from NSR agreement	-	12,813
Proceeds from sale of assets	-	8,259
Decrease in short-term investments	-	356
Cash (used in) provided by investing activities	(9,147)	13,533

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	735	711
Term loan repayments	(900)	-
Demand loan repayments	-	(5,614)
Obligations under finance lease repayments	-	(291)
Cash used in financing activities	(165)	(5,194)

Increase in cash and cash equivalents	4,191	7,480
Decrease in cash and cash equivalents related to assets held for sale	-	(88)

Cash and cash equivalents (bank indebtedness), beginning of period	11,172	(8,623)
Cash and cash equivalents (bank indebtedness), end of period	$15,363	$(1,231)

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for the period ended March 31, 2015 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2014 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used in preparing the most recent audited consolidated financial statements for the year ended December 31, 2014.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 6, 2015.

Details of the Company’s accounting policies, including changes during the year, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs cease and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commence at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of income in the period when the new information becomes available.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures financial instruments, such as derivatives, at fair value each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 22. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 5	Investments
Note 7	Decommissioning and Reclamation
Note 9	Net Royalty Obligation
Note 10	Share-based Compensation
Note 12	Financial Instruments

3.	Significant Accounting Policies:

These condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2014. The accounting policies utilized by Management for the Company and its wholly-owned subsidiaries have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

4.	Accounting Standards:

Future Changes in Accounting Policies

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014, is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

5.	Short-term Investments:

Available-for-sale Investments

	MAR 31	DEC 31
	2015	2014

Available-for-sale securities, beginning of year	$1,177	$143
Acquisition of available-for-sale securities	-	2,444
Disposition of available-for-sale securities	-	(1,567)
Unrealized (loss) gain on available-for-sale securities	(142)	157
Available-for-sale securities, end of period	$1,035	$1,177

At March 31, 2015, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that the Company’s available-for-sale securities were not impaired in value.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 12).

6.	Inventories:

Details of the Company’s inventories are as follows:

	MAR 31	DEC 31
	2015	2014

Gold bullion and in-circuit (1) (2)	$4,961	$2,743
Stockpiled ore (1) (2)	1,777	1,101
Materials and supplies (3)	24,646	16,474
Inventories	$31,384	$20,318

(1)	For the period ended March 31, 2015, depreciation and depletion of $1.9 million is included in the above noted balances (December 31, 2014 - $1.2 million).
(2)	For the period ended March 31, 2015, there was no write-down of gold inventory to net realizable value (December 31, 2014 – $0.4 million).
(3)	For the period ended March 31, 2015, there was no write-down of materials and supplies inventory (December 31, 2014 - $0.1 million).

Write-downs and reversals, if any, are included in production costs.

7.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.36 to 2.46 percent. Expected undiscounted payments of future obligations are $7.4 million over the next 4 to 10 years. During 2015, an accretion expense of $0.03 million has been charged (March 31, 2014 - $0.04 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended March 31, 2015 are as follows:

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

	MAR 31	DEC 31
	2015	2014

Decommissioning and reclamation provision, beginning of year	$6,798	$6,447
Accretion	29	148
Revisions due to change in estimates and discount rate	101	203
Decommissioning and reclamation provision, end of period	$6,928	$6,798

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to its properties in the amount of $2.1 million (December 31, 2014 - $2.1 million). As security for these letters of credit, the Company has provided investment certificates in the amount of $2.1 million (December 31, 2014 - $2.1 million).

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.3 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favor of the Ministry of Environment in the amount of $2.1 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next four years as follows: 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

8.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 12.

(a) Term Loan

Principal payments of $0.3 million on the Company’s term loan (“Term Loan”) with Crown Capital Partnership Inc. (“CCP”) are payable monthly. Interest is fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term Loan is 60 months from closing (April 2018), at which time a $10.6 million principal payment will be due.

	MAR 31	DEC 31
	2015	2014

Non-current liabilities
Term loan (amortized cost)	$20,770	$21,581
Less current portion	(3,600)	(3,600)
	$17,170	$17,981

The Company incurred $1.6 million of closing costs associated with the completion of this Term Loan. These costs reduce the carrying value of the Term Loan on the Statement of Financial Position and are being amortized using the effective interest rate method at an effect rate of approximately 12 percent over the five year period of the Term Loan. For the period ended March 31, 2015, amortization of debt issue costs was $0.1 million (December 31, 2014 - $0.4 million).

	Mar 31	Dec 31
	2015	2014

Term loan, amortized cost	$20,770	$21,581
Add: Remaining closing costs to be amortized	930	1,019
Term loan, principal balance owing	$21,700	$22,600

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. The Company has the right to prepay the Term Loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Months Following Closing *	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

* The Term Loan with CCP closed in April 2013.

(b) Line of Credit

The Company has access up to an $8.5 million operating line of credit which bears interest at prime plus 5.0 percent; the prime rate at March 31, 2015 was 2.85 percent. At March 31, 2015, this operating line of credit was undrawn. These funds are available for general corporate purposes. At March 31, 2015, the Company was bound by and met all covenants on this credit facility.

9.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a promissory note which is classified as restricted for accounting purposes. The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement. Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)(d)	-	35,490	25,986	61,476
Interest receivable (1)		-	300	219	519
Interest Rate		-	7 percent	7 percent
Maturity	(d)	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		-	$88.95 to $198.95	$48.64 to $147.05
Royalty payable (current) (1)	(b)(d)	-	297	216	513
Royalty obligation payable (current) (1)	(b)(d)	-	35,505	-	35,505
Royalty obligation payable (long-term) (1)	(b)(d)	-	-	26,053	26,053

Net Profit Interest	(c)	-	-	-	-

Applicable years (3)		2015	2015-2016	2015-2017
Percent		1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

(1)	At March 31, 2015.
(2)	Over the remaining life of the respective agreements.
(3)	The NPI pursuant to the 2005 Royalty Agreement expires on December 31, 2015.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	MAR 31	DEC 31
	2015	2014

Current portion
Assets
Interest receivable on Restricted promissory notes	$519	$3,965
Restricted promissory note (2005 agreement)	-	14,679
Restricted promissory note (2006 agreement)	35,490	-
	36,009	18,644

Liabilities
Current portion of deferred revenue	872	942
Interest payable on royalty obligations	513	4,435
Royalty obligation (2005 agreement)	-	14,179
Royalty obligation (2006 agreement)	35,505	-
	36,890	19,556

Net royalty obligation	$881	$912

	MAR 31	DEC 31
	2015	2014

Long-term portion
Assets
Restricted promissory note (2006 agreement)	$-	$36,099
Restricted promissory note (2007 agreement)	25,986	26,305
	25,986	62,404
Liabilities
Deferred revenue	360	531
Royalty obligation (2006 agreement)	-	36,129
Royalty obligation (2007 agreement)	26,053	26,398
	26,413	63,058

Net royalty obligation	$427	$654

Total net royalty obligation	$1,308	$1,566

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At March 31, 2015, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2015 or 2016.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude has the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

During the period ended March 31, 2015, the Company’s 100 percent owned subsidiary exercised its call right to purchase the equity of the holder of the royalty pursuant to the 2005 Red Mile Royalty Agreement. The restricted promissory note pursuant to the 2005 Agreement was sufficient to satisfy the call price. At March 31, 2015, only the 2006 and 2007 Royalty Agreements remain.

10.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase the Company’s common shares. Under the plan, eligible employees may contribute up to five percent of their annual salary to purchase common shares of Claude; in addition, the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During the first quarter of 2015, the Company issued 6,105,093 common shares (Q1 2014 – 7,799,148) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually in the first quarter subsequent to the year of participation.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The weighted average fair value of ESPP options granted during 2015 was $0.14 (Q1 2014 - $0.06) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 0.67 year weighted average expected option life (Q1 2014 – 1.00 year), a 17 percent expected forfeiture rate (Q1 2014 – 19 percent), 82 percent volatility (Q1 2014 – 68 percent) and an interest rate of 1.0 percent (Q1 2014 – 1.0 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During the first quarter of 2015, compensation expense recognized in respect of the ESPP was $0.1 million (Q1 2014 - $0.1 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

(b)	Stock Option Plan

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares of Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at March 31, 2015 and December 31, 2014 and their weighted average exercise prices are as follows:

		Weighted		Weighted
	MAR 31	Average	DEC 31	Average
	2015	Exercise	2014	Exercise
	Options	Price	Options	Price

Beginning of year	8,497,937	$1.07	7,936,361	$1.19
Options granted	655,374	0.33	1,096,576	0.21
Options exercised	(100,000)	0.47	-	-
Options forfeited	(59,667)	1.67	(475,000)	1.05
Options expired	(30,000)	1.25	(60,000)	1.57
Outstanding, end of period	8,963,644	$1.02	8,497,937	$1.07

The weighted average market share price at the date of exercise for share options exercised during the period ended March 31, 2015 was $0.61. There were no stock options exercised during 2014.

For director and employee options outstanding at March 31, 2015, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable (Vested)
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.17 - $0.50	3,435,715	5.76	$0.35	1,392,740	5.92	$0.39
$0.51 - $1.00	973,178	3.92	0.75	973,178	3.92	0.75
$1.01 - $1.50	2,283,006	3.62	1.20	2,283,006	3.62	1.20
$1.51 - $2.00	1,795,000	4.85	1.87	1,608,000	4.70	1.86
$2.01 - $2.38	476,745	5.94	2.32	471,745	5.94	2.32
	8,963,644	4.84	$1.02	6,728,669	4.56	$1.20

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The foregoing options have expiry dates ranging from June 1, 2015 to February 19, 2022.

The weighted average fair value of stock options granted during 2014 was $0.21 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.8 year weighted average expected option life, a 7.5 percent expected forfeiture rate, 65.0 percent volatility and an interest rate 0.9 percent. There were no options granted during the first quarter of 2014.

For the first quarter of 2015, the compensation expense recognized in respect of stock options was $0.3 million (Q1 2014 - $0.1 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income (loss).

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plans:

(c)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During the first quarter of 2015, the Company granted 605,374 DSUs to participating Directors (Q1 2014 – nil) and settled 677,414 DSUs. At March 31, 2015, total DSUs held by participating Directors was 3,230,945 (December 31, 2014 – 3,302,985).

Compensation expense recognized in respect of DSUs during the first quarter of 2015 was $1.1 million (Q1 2014 - $0.8 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

(d)	Restricted Share Unit Plan

The Company offers a Restricted Share Unit (“RSU”) plan to eligible participants whereby it may provide each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. There were no RSUs granted to participants in the Company’s RSU plan during the first quarter of 2015 or during the first quarter of 2014. At March 31, 2015, total RSUs held by plan participants was 778,261.

During the first quarter of 2015, compensation expense recognized in respect of RSUs $0.2 million (Q1 2014 - $0.04 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

11.	Earnings (Loss) Per Share:

Earnings (loss) per share for the three months ended March 31, 2015 was calculated based on the following:

Basic:

	MAR 31	MAR 31
	2015	2014

Net profit (loss) attributable to common Shareholders	$5,122	$(5,111)
Weighted average number of common shares outstanding (basic)	192,928	182,029
Basic net profit (loss) per share	$0.03	$(0.03)

Diluted:

	MAR 31	DEC 31
	2015	2014

Net profit (loss) attributable to common Shareholders	$5,122	$(5,111)
Weighted average number of common shares outstanding	192,928	182,029
Dilutive effect of stock options	871	-
Weighted average number of common Shares outstanding (diluted)	193,799	182,029
Diluted net profit (loss) per share	$0.03	$(0.03)

Excluded from the computation of diluted earnings per share for the period ended March 31, 2015 were options outstanding on 7.0 million common shares with an average exercise price greater than the average market price of the Company’s common shares.

For the period ended March 31, 2014, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

12.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the US$/CDN$ exchange rate, based on assumptions comparable to year to date 2015 actuals, earnings and cash flow will have a corresponding movement of $1.3 million, or $0.01 per share.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, the Company’s line of credit carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a U.S. $10 movement in gold price per ounce, based on assumptions comparable to year to date 2015 actuals, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share.

At March 31, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 15,500 ounces. The market value loss inherent in these contracts at March 31, 2015 was $0.8 million. At March 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 15,000 ounces. The market value gain inherent in these contracts at March 31, 2014 was $0.2 million.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	MAR 31		DEC 31
	2015		2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents (1)	$15,363	$15,363	$11,172	$11,172
Accounts receivable (2)	453	453	2,710	2,710
Available-for-sale financial assets
Investments (1)	1,035	1,035	1,177	1,177
Held-to-maturity
Deposits for reclamation costs	2,079	2,079	2,079	2,079
Other financial assets
Derivative instruments (3)	-	-	535	535
Other financial liabilities
Derivative instruments (3)	827	827	-	-
Accounts payable	18,785	18,785	8,142	8,142
Net royalty obligations	1,308	1,308	1,566	1,566
Term loan	20,770	21,700	21,581	22,600

(1)	Based on quoted market prices – Level 1.
(2)	At March 31, 2015, there were no receivables that were past due or considered impaired.
(3)	Based on models with observable inputs – Level 2.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Term Loan

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

13.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the period ended March 31, 2015. The Company is not subject to externally imposed capital requirements.

Claude Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the Periods ended March 31, 2015 and 2014

Unaudited, in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			MAR 31	DEC 31
			2015	2014
	Interest	Maturity
Term loan *	10.00%	Apr/2018	$20,770	$21,581
Shareholders’ equity			135,555	129,425

Debt to equity			15%	17%

* Closing costs associated with the Company’s long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. Amounts presented in the above table are the amortized cost of the balances owing (Note 8).

At March 31, 2015, the Company is bound by and has met all covenants on its credit facilities.

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